Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T (604) 682-2205 F (604) 682-2235 www.gencoresources.com info@gencoresources.com

UPDATE LETTER TO SHAREHOLDERS

June 18, 2010 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) updates recent and ongoing developments with the Company.

It has been a while since we last provided an update. Much positive development has taken place at Genco since then and this is a good time to bring you up to date

The most important development is that we have achieved our principal objective – to bring La Guitarra mine back into production. I am delighted to tell you that we are now fully permitted and mining and milling increasing quantities of ore. Just as important we are seeing increasing grades as each day passes and will shortly make our seventh shipment of concentrate.

We have been able to do this because, as you know, at the end of last year we brought our miners back to work having resolved the blockade. We also completed the Feasibility Study and it was worth the wait. Among other notable items this study and the supporting Technical Report detailed, as disclosed in our news releases dated December 16, 2009 and January 29, 2010, a 411% increase in reserves and supports a project which would yield up to a tenfold increase in tonnage with a yearly output of silver which would make our mine one of the largest silver mines.

We have not lost sight of the exploration potential of our very substantial property covering 39,714 hectares with seven historic mining centres. Our last drilling campaign produced excellent results and we plan to resume exploration again.

This past year we have focussed on rebuilding the foundations for the significant asset we possess. Apart from the blockade there were a number of other problems to resolve. We succeeded in reaching an agreement to sell our stock in Chief Consolidated Mining Company at a significant profit. We have won our VAT tax refund claims and expect to these rulings to be upheld in the appeals process.

We have been cutting costs in all places. We have just over 100 employees in Mexico and anticipate mining the same tonnage as prior to shutdown with a smaller workforce thanks to efficiencies identified during the shutdown. We have put in place a fine team of management in Mexico to guide our operations there. We believe that henceforth operations in Mexico will be more competent and efficient. We also have a very lean operation in Vancouver with only four personnel-principally accounting staff.

We have terminated employment and other contracts costing the company over $1 million per year. We have been more careful in awarding stock options and have not repriced any stock options. We will continue to be relentless in controlling costs and bringing in efficient management where needed.

Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T (604) 682-2205 F (604) 682-2235 www.gencoresources.com info@gencoresources.com

With the Company in better shape we retained advisers to explore strategic alternatives and advise us on the best options for our shareholders who have supported us so well through difficult times. I anticipate we will be able to announce developments on this front in the near future.

In the meantime I am delighted with the progress we have made and I am confident that with the commitment and dedication of our staff in Mexico and Canada. La Guitarra is now well placed to exploit its enormous potential and to generate cash flow and profits for the future.

Yours sincerely,

Leslie Goodman
Acting Chief Executive Officer

About Genco Resources Ltd.
Genco Resources Ltd. is a publicly traded mining company focused on developing its core asset, the producing La Guitarra silver-gold property located in the Temascaltepec Mining District of Mexico. La Guitarra Mine presently consists of two underground operation centres and a flotation mill with a proven capacity of 320 tonnes per day. Genco aims to create solid shareholder value through increased silver production and reserve & resource growth.

For further information, please contact:

Leslie Goodman, Acting CEO
Telephone: (604) 682-2205 ext. 229
info@gencoresources.com

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.